Exhibit 99.119

PRESS RELEASE

Motorsport Legends do battle in global live streamed esports event

- Formula 1, Indy 500 and 24 Hour of Le Mans champions to race again - virtually

- Past champions include Fittipaldi, Castroneves, Franchitti, Montoya and more

- Legends Trophy added to third round of The Race All-Star Esports Battle

- Race to be live streamed this Saturday on The-Race.com/youtube

LONDON, March 25, 2020 /PRNewswire/ — Following fast in the wheeltracks of the ground-breaking All-Star Esports Battle, Torque Esports Corp’s (TSXV: GAME) (OTCQB: MLLLF) The-Race.com/youtube is creating a real treat for motorsport fans by launching the Legends Trophy.

The Legends Trophy will pit drivers aged 40 and over against one another in identical cars as a prelude to this Saturday’s third round of the All-Star Esports Battle.

The Race All-Star Esports Battle Legends Trophy features 2x F1 Champion Emerson Fittipaldi; 3xIndy 500 winners Helio Castroneves & Dario Franchitti; F1, IndyCar, NASCAR & IMSA race winner Juan Pablo Montoya; F1 winner Johnny Herbert; Le Mans winner David Brabham; Le Mans class winner and IMSA champion, Jan Magnussen; IndyCar champion Paul Tracy; Indy 500 winners & series champions Gil de Ferran & Tony Kanaan and IndyCar race winners Bryan Herta, Adrian Fernandez, Oriol Servia and Max Papis.

The format will be simple, with qualifying deciding the starting order for the esports race conducted on the rFactor 2 racing platform.

IndyCar champions, Le Mans 24 Hours winners and grand prix racers fill the list, with two-time Formula One World Champion Emerson Fittipaldi and three-time Indy 500 winners Helio Castroneves and Dario Franchitti among the first to join the event.

Other confirmed drivers include F1, IndyCar, NASCAR and IMSA race winner Juan Pablo Montoya; F1 race winner Johnny Herbert; Le Mans winner David Brabham; multiple Le Mans class winner and IMSA champion, Jan Magnussen; IndyCar champion Paul Tracy; Indy 500 winners and series champions Gil de Ferran and Tony Kanaan; IndyCar race winners Bryan Herta, Adrian Fernandez and Oriol Servia plus ex-F1, IndyCar and sportscar ace, Max Papis.

“Simulators are extremely important because technically, they are so close to driving the real thing,” said Fittipaldi

“You learn the track before you even arrive – where to brake, where to turn, even before arriving at any track in the world. And the feedback for the driver, the reaction, the reflex, the coordination, it’s a mental test and mental development for a young driver. I wish, in my time, we had simulators. My life would have been much easier!”

Fittipaldi is looking forward to doing battle against some of his old rivals.

“I’ve raced against guys like Gil, Paul, Bryan and Adrian back in the day and it will be great to do battle again. This will be a lot of fun.”

Three-time Indy 500 winner Dario Franchitti is keen to re-establish old rivalries

“I’m really looking forward to this event and a chance to race with my old mates and competitors once again, hopefully with some really lairy cars and on a great track,” Franchitti said.

“I got introduced to the sim world via Darren Turner and his Base Simulator business and I am loving getting to grips with some mega cars of yesteryear.”

“The Legends grid that The Race has put together looks tremendous with some great buddies and old adversaries. It will be interesting to see which of the old men have reading glasses and which have bi-focals!”

The current line-up has an incredible 455 F1 starts, 24 F1 wins, 2,378 IndyCar starts, 177 IndyCar wins plus eight overall or class victories at the 24 Hours of Le Mans between them.

The first All-Star Esport Battle was arranged in less than 72 hours following the cancellation of the Australian GP. It attracted a live audience of over half a million viewers.

It placed some of the world’s top racing drivers against the best of the sim racing world. There was a $10k prize pool and the sim racers all received an appearance fee in order to boost their community during a hugely transitional time for the sport.

The second encounter drew an even larger number of real-world star racers. World’s Fastest Gamer winner Rudy van Buren triumphed, but DTM ace Daniel Juncadella and Indycar sensation Felix Rosenqvist upheld the honour of the ‘worldies’.

The next installment takes place at 4:00 pm (GMT) on Saturday March 28. The two-hour, 40-minute broadcast will include both the Legends Trophy and the All-Star Battle – streamed live on The Race’s YouTube channel.

Confirmed drivers for this week’s All-Star Battle include ex-F1 racers Juan Pablo Montoya, Marcus Ericsson and Esteban Gutiérrez; Formula E stars António Félix da Costa, Nyck de Vries, Stoffel Vandoorne and Maximilian Günther; IndyCar racers Felix Rosenqvist, Alexander Rossi, James Davison and Colton Herta; DTM stars Philipp Eng, Daniel Juncadella and Bruno Spengler plus sportscar drivers Tom Dillmann, Charlie Eastwood, Maxime Martin, Jonny Adam and Nicki Thiim.

World’s Fastest Gamer winners James Baldwin and last week’s The Race All-Star Esports Battle winner Rudy van Buren lead another batch of talented online esports racers taking on regular on-track racing rivals.

About Torque Esports

The company focuses on three areas – esports data provision, esport tournament hosting and esports racing. Torque aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK). With simulator company AiS recently added – Torque offers gamers everything from Free to Play mobile games to the highest end simulators. Building on the leading position of Stream Hatchet, a wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG, has recently added a digital tournament platform to its portfolio of assets in its ever-growing ecosystem.

For more information, visit www.torqueesport.com.

For Further Information

Torque Esports:

Gavin Davidson, gdavidson@torqueesport.com, 705.446.6630
Darren Cox, CEO darrencox@torqueesport.com